Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 +1 212 839 5300 +1 212 839 5599 Fax AMERICA • ASIA PACIFIC • EUROPE	+1 212 839 8673 NGREENE@sidley.com

 April 26, 2021

Valerie J. Lithotomos
U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting Office

100 F. Street, N.E.
Washington, DC 20549

Re:	First Eagle Credit Opportunities Fund (the “Fund”)
File Nos.: 333-239995 and 811-23592
Post-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2

Dear Ms. Lithotomos:

Thank you for your comments regarding Post-Effective Amendment No. 2 to the Fund’s registration statement on Form N-2, filed with the Securities and Exchange Commission (the “Commission”) on February 26, 2021 (the “PEA”). This letter provides the requested supplemental responses to your comments, which you provided to us by telephone on April 8, 2021.

We anticipate making the applicable changes in a filing pursuant to Rule 486(b) under the Securities Act of 1933, as amended, on or about April 30, 2021, with an immediate effective date.

Capitalized terms used herein, but not otherwise defined, have the meaning ascribed to them in the PEA.

  COMMENT: You asked that the Fund please complete all missing information in the Fee Table, Financial Highlights and other applicable sections of the filing. In addition, you asked us to confirm that all Items of Form N-2 will appear in their proper order per Form N-2.

RESPONSE: The Fund’s filing on April 30, 2021 pursuant to Rule 486(b) will include any required information that was not included in the PEA and all Items will appear in their proper order.

  COMMENT: The Investment Strategy Section on the cover page and elsewhere in the PEA states: “To the extent consistent with the applicable liquidity requirements for interval funds under Rule 23c-3 of the Investment Company Act of 1940, as amended (the “1940 Act”), the Fund may invest without limit in illiquid investments.” Please provide supplementally the anticipated range of the Fund’s illiquid investments.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

RESPONSE: The Fund’s anticipated range of illiquid investments is between 50% and 60% of Managed Assets. This 50-60% range does not include extended settlement bank loans, which the Fund considers to be tradeable and reasonably liquid subject only to those extended settlement terms.

  COMMENT: The Leverage Section on the cover page and elsewhere in the PEA discloses that the Fund has recently formed a wholly-owned special purpose subsidiary (the “Subsidiary”) that has entered into a secured credit facility pursuant to the Credit Agreement. We have the following comments.

    Please confirm supplementally that the Credit Agreement was filed with the Commission on Edgar.

RESPONSE: The Fund confirms that the Credit Agreement was filed with Form POS EX on February 8, 2021, as Exhibit (k)(4).

    Please confirm supplementally that the borrowings of the Subsidiary will be treated as the borrowings of the Fund for purposes of the leverage limitations under Section 18.

RESPONSE: The Fund confirms that it will treat the borrowings of the Subsidiary as the borrowings of the Fund for purposes of the leverage limitations under Section. 18.

    Please confirm supplementally that the investment objective and strategies of the Subsidiary will be consistent with the investment objective and strategies of the Fund.

RESPONSE: The Fund confirms that the investment objective and strategies of the Subsidiary will be the same as the investment objective and strategies of the Fund.

  COMMENT: The Leverage Section on the cover page and elsewhere in the PEA states: “Although it has no current intention to do so, the Fund may also determine to issue preferred shares or other types of senior securities to add leverage to its portfolio.” Please confirm supplementally that the Fund does not current anticipate issuing preferred shares.

RESPONSE: The Fund confirms that it does not currently anticipate offering preferred shares.

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Should you have any follow-up questions concerning this letter, please do not hesitate to contact me at (212) 839-8673.

Sincerely,

/s/ Nathan J. Greene

Nathan J. Greene, Esquire (as Attorney for the Funds)

cc:

Sheelyn Michael, Deputy General Counsel, First Eagle Investment Management, LLC

Andrew M. Friedman, Sidley Austin LLP